Filed Pursuant to Rule 433
Registration No. 333-236595
August 9, 2022
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated August 9, 2022)

Issuer:	Alabama Power Company
Security:	Series 2022B 3.75% Senior Notes due September 1, 2027
Expected Ratings:*	A1(Stable)/A-(Stable)/A+(Negative) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$550,000,000
Initial Public Offering Price:	99.916%
Maturity Date:	September 1, 2027
Benchmark Treasury:	2.750% due July 31, 2027
Benchmark Treasury Yield:	2.968%
Spread to Treasury:	+80 basis points
Re-offer Yield:	3.768%
Optional Redemption:
Make-Whole Call:	Prior to August 1, 2027 at T+15 basis points
Par Call:	On or after August 1, 2027 at 100%
Coupon:	3.75%
Interest Payment Dates:	March 1 and September 1 of each year, beginning March 1, 2023
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	010392 FY9/US010392FY91
Trade Date:	August 9, 2022
Expected Settlement Date:	August 12, 2022 (T+3)
Joint Book-Running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC PNC Capital Markets LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.
Co-Managers:
Regions Securities LLC
Fifth Third Securities, Inc.
KeyBanc Capital Markets Inc.
FHN Financial Securities Corp.
Hancock Whitney Investment Services, Inc.
Drexel Hamilton, LLC
Loop Capital Markets LLC
Penserra Securities LLC
Samuel A. Ramirez & Company, Inc.
AmeriVet Securities Inc.
Security Capital Brokerage, Inc.

Concurrent Offering:	$450,000,000 Series 2022C 3.94% Senior Notes due September 1, 2032, expected to be issued on August 12, 2022. The closing of the offering of the Series 2022B Senior Notes is not contingent on the closing of the concurrent offering.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2619, Barclays Capital Inc. toll free at 1-888-603-5847, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, Mizuho Securities USA LLC toll free at 1-866-271-7403, PNC Capital Markets LLC toll free at 1-855-881-0697, Scotia Capital (USA) Inc. toll free at 1-800-372-3930 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.